

Pernod Ricard

82-3361

DF/Sec./AGE2005-215.2005

SECURITIES & EXCHANGE COMMISSION
For the attention of Mrs Felicia KUNG
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA





Paris, June 15th, 2005

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, notice of "Notice of Meeting" referring to our next Extraordinary Shareholder's Meeting which will be held on:

Thursday, the 30th of June, 2005

This meeting replaces the one previously planned on the 20th of June.

Wishing you a good receipt of those documents,

Yours sincerely,



Antoine PERNOD





Pernod Ricard

PERNOD RICARD
Société Anonyme au capital de 218 500 651,10 euros
Siège Social : 12, place des Etats-Unis – 75116 PARIS
R.C.S. : PARIS 582 041 943
SIRET : 582 041 943 00 389

NOTICE OF EXTRAODINARY GENERAL MEETING OF SHAREHOLDERS

The shareholders of Pernod Ricard are informed that the **Extraordinary General Meeting scheduled for Monday 20 June at 14:30 at the Carroussel du Louvre 99, rue de Rivoli 75001 PARIS, will be adjourned and reconvened for:**

Thursday 30 June 2005 at 9:00
at CNIT
1, place de la Défense 92053 PARIS LA DEFENSE CEDEX,

On the following agenda:

- Report of the Board of Directors to the general meeting ;
- Report of the statutory auditors ;
- Approval of a contribution in kind pursuant to the acquisition by Pernod Ricard of Allied Domecq by means of a "scheme of arrangement" ;
- Corresponding amendments to the bylaws;
- Granting authority to the Board to rule on the effective fulfillment of all conditions precedent;
- Granting of powers to complete the formalities.

Pernod Ricard announced on June 6, 2005 the sale of The "Old Bushmills" Distillery Company Limited ("Bushmills") including the "Bushmills" Irish whiskey brand and the granting of an option to acquire the majority of Montana's New Zealand wine business to Diageo plc ("Diageo").

The transactions, which are conditional on the completion of Pernod Ricard's proposed acquisition of Allied Domecq Plc ("Allied Domecq"), are part of an exclusivity agreement between Pernod Ricard and Diageo and preclude Diageo to enter into discussions with any third party in connection with a potential acquisition Allied Domecq.

Further information on the transaction with Diageo and its impact on Pernod Ricard will be provided in a document to be registered with the French "*Autorité des Marchés Financiers*" (the "AMF") as a supplement to the Document E (n°E. 05-068) published by Pernod Ricard on 25 May 2005.

The adjournment and postponement of the Extraordinary General Meeting permitted Pernod Ricard to prepare this supplement and will give Pernod Ricard's shareholders sufficient time to review it.

This supplement can be viewed on the website of Pernod Ricard (www.pernod-ricard.com) and of the AMF (www.amf-france.org), starting 15 June 2005. Copies of this document are available upon request at the registered office of Pernod Ricard or from Société Générale.

It is recalled that the Extraordinary General Meeting scheduled for 30 June 2005 is called on the same agenda than the adjourned Meeting. The agenda as well as the draft resolutions submitted to this Extraordinary General Meeting have been published in the *Bulletin des Annonces Légales Obligatoires* on 18 May 2005 (pages 13930 and 13931).

Pursuant to article 132 of the *Décret* dated 23 March 1967, the form of proxy and vote by mail that was sent to you as from 2 June 2005 (including the form of proxy and vote by mail that have already been returned to Société Générale and/or Pernod Ricard) remain valid for the Extraordinary General Meeting scheduled for 30 June 2005.

For the shareholders who did not return their form of proxy and vote by mail to Société Générale and/or Pernod Ricard, the initial timing (appearing on the form) to return the form (being previously 17 June 2005) is now 27 June 2005.

The shareholders who expressed the wish to attend the Extraordinary General Meeting scheduled for 20 June 2005 will receive their admission card to the Extraordinary General Meeting scheduled for 30 June 2005. This will not affect their right to vote by mail or by proxy for as long as they have accomplished all the required formalities.

Regardless of the numbers of shares held, any shareholder can attend the meeting or grant a proxy to her spouse or to another shareholder.

To have the right to attend, to vote by mail or to grant a proxy for the meeting aforementioned, the holders of registered shares must be included in the register maintained by Pernod Ricard at least five days prior to the meeting; the holders of bearer shares must file a certificate of the non-transferability of the shares held in their name until the date of the meeting, issued by an authorized financial intermediary. The certificate must be filed with Société Générale by the authorized financial intermediary at least five days prior to the meeting.

To have the right to vote by mail or to grant a proxy, the shareholders shall, if need be, request in writing a form of proxy and vote by mail. This form can be obtained from the registered office of Pernod Ricard or from Société Générale, Service des Assemblées, 32, rue du Champ-de-Tir, BP 81236, 44312 Nantes Cedex 3, or from the authorized financial intermediary registering their shares. Such request must be received at least six days prior to the meeting.

Votes by proxy and by mail are only accepted if the duly completed forms reach Pernod Ricard's registered office or Société Générale at least three days prior to the meeting. The holders of bearer shares shall also provide a certificate of registration of their shares in a securities account.

The possibility to attend and vote by videoconference or by any other telecommunications media has not been retained for this meeting. None of the premises detailed in Article 119 of the *Décret* 67-236 dated 23 March 1967 will be provided for those purposes.

The Board of Directors

REQUEST FOR DOCUMENTS

concerning the Extraordinary General Meeting of 20 June 2005

I the undersigned

Surname ________________________________

(Mr, Mrs, Miss, Mrs or company name):

Usual forename: ________________________________

Address: ________________________________

____

The bearer of ______________ registered shares,

and/or ______________ bearer shares,

in the PERNOD RICARD corporation

request documents and information concerning the above-mentioned General Meeting* as referred to in Article 135 of the decree of 23rd March 1967 relating to business corporations.

Done at ____________, on ______________ 2005

Signed

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* Under Article 138 paragraph 3 of the decree of 23rd March 1967, shareholders bearing registered shares may by a single application obtain that the Company send them documents and information as referred to in Articles 16 and 18 of the decree